UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Opera Limited

(Name of Issuer)

American Depositary Shares†

(Title of Class of Securities)

68373M107

(CUSIP Number)

September 1, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

†	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares of the Issuer.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

*

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68373M107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Investment Management, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

	5	SOLE VOTING POWER 3,569,958 (See items 3 and 6)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0 (See items 3 and 6)
	7	SOLE DISPOSITIVE POWER 5,493,368 (See items 3 and 6)
	8	SHARED DISPOSITIVE POWER 0 (See items 3 and 6)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,493,368 (See items 3 and 6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN ☐ SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.83‡
12	TYPE OF REPORTING PERSON (See Instructions) HC / IA

‡	Based on 228,285,684 of Opera ordinary shares reported by Opera Limited as outstanding as of December 31, 2020 as disclosed in Opera Limited’s Form 20-F/A filed with the SEC on June 28, 2021.

CUSIP No. 68373M107

Item 1 (a).	Name of Issuer:

Opera Limited

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Gjerdrums vei 19, 0484 Oslo, Norway

Item 2 (a).	Name of Persons Filing:

Genesis Investment Management, LLP

Item 2 (b).	Address or Principal Business Office or, if None, Residence:

16 St James’s Street

London

SW1A 1ER

United Kingdom

Item 2 (c).	Citizenship:

United Kingdom

Item 2 (d).	Title of Class of Securities:

Reference is made to page 1 of this Schedule 13G

Item 2 (e).	CUSIP Number:

Reference is made to page 1 of this Schedule 13G

Item 3.	Classification.

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 5,493,368

(b)	Percent of Class: 4.83%§

(c)	Number of shares as to which GAM has:

(i)	Sole power to vote or direct the vote: 3,569,958

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,493,368

(iv)	Shared power to dispose or to direct the disposition of: 0

§	Based on 228,285,684 of Opera ordinary shares reported by Opera Limited as outstanding as of December 31, 2020 as disclosed in Opera Limited’s Form 20-F/A filed with the SEC on June 28, 2021.

CUSIP No. 68373M107

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of Opera Limited’s ordinary shares, check the following: [x].

Item 6.	Ownership of More than Five Percent On Behalf of Another Person:

GIM provides investment advisory services on a discretionary basis to institutional investors and in-house pooled funds for institutional investors. In the aggregate, the client accounts managed by GIM hold more than 5% of the outstanding securities subject to this filing on Schedule 13-G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

CUSIP No. 68373M107

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2021

GENESIS INVESTMENT MANAGEMENT, LLP
By:	/s/ Christopher Ellyatt
Christopher Ellyatt
Partner